Form 40-F
period 2019-12-31
MAVERIX METALS INC.
filed 2020-03-23
CIK 1773250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission File Number 001-38934

Maverix Metals Inc.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(604) 449-9290
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

10 E 40th Street, 10th Fl

New York, New York 10016

800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, no par value	MMX	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were [•] common shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Maverix Metals Inc. (the “Company”, “Maverix”, “Maverix Metals” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Annual Report, including the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of applicable Canadian and United States securities laws.  All statements other than statements of historical fact are forward-looking statements. The forward-looking statements contained in this Annual Report are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information included or incorporated by reference in this Annual Report includes disclosure regarding the gold and other metal purchase agreements (“Gold Streams” or “Streams” and each individually a “Gold Stream” or “Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Hope Bay mine.

Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out or incorporated by reference herein.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals (Streams) or from which it will receive Royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; the potential impact of epidemics, pandemics or other public health crises, including the outbreak of novel coronavirus ("COVID-19"), on Maverix's business, operations and financial condition; competition; as well as those factors discussed in the section entitled “Risk Factors” contained in Maverix’s most recent Annual Information Form for the year ended December 31, 2019 (the “AIF”) attached hereto as Exhibit 99.1 and incorporated by reference herewith.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 to this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit was subject to Canadian auditing and auditor independence standards. Accordingly, the Company’s financial statements may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price must be used in any reserve or cash flow analysis, and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in documents incorporated by reference into this Annual Report may not qualify as “reserves” under SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019 , based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.2988.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and December 31, 2018, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended December 31, 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission (“SEC”) under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has a separately designated standing Audit Committee, Nominating and Governance Committee and Compensation Committee. The Board has determined that all of the members of the Audit Committee, Nominating and Governance Committee and Compensation Committee are independent based on the criteria for independence prescribed by Section 803 of the NYSE American LLC Company Guide (“Company Guide”) and Section 805(c) of the Company Guide, as applicable.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for, among other things, providing a focus on governance that will enhance the Company’s operations, establish procedures for assessing the Company’s performance and make recommendations to the Board regarding the Company’s overall effectiveness and to establish and supervise the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for, directors.

The Company’s Nominating and Governance Committee is comprised of J.C. Stefan Spicer (Chair), Geoff Burns and Dr. Christopher Barnes, all of whom are independent based on the criteria for independence prescribed by Section 803A of the Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Geoff Burns (Chair), Dr. Christopher Barnes and David Scott, all of whom are independent based on the criteria for independence prescribed by Section 803A and Section 805 of the Company Guide.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the Company Guide. The Company’s Audit Committee is comprised of Brian Penny (Chair), J.C. Stefan Spicer and Dr. Christopher Barnes, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803B(2) of the Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth Section 803B(2) of the Company Guide.

The members of the Audit Committee are appointed by the Company’s Board annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Charter is available on the Company’s website at www.maverixmetals.com and is attached as Appendix A to the Annual Information Form for the financial year ended December 31, 2019, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board has determined that each of Brian Penny, J.C. Stefan Spicer and Dr. Christopher Barnes (i) is financially sophisticated within the meaning of Rule 803B of the Company Guide; (ii) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act, and (iii) is independent (as determined under the Exchange Act Rule 10A-3 and Section 803A of the Company Guide).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2019 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two fiscal years.

	2018	2019
Audit Fees (1)	$125,000	$207,380
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$125,000	$207,380

(1)	“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.maverixmetals.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2019, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing a similar function.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2019, information with respect to the Company’s known contractual obligations (in thousands):

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Long-Term Debt Obligations	$-	$89,617	$-	$-	$89,617
Lease Obligations	221	469	-	-	690
Total	$221	$90,086	$-	$-	$90,307

(1)	Maverix is a resource-based company that acquires Royalties and precious metals stream agreements from companies that have advanced stage development projects or operating mines. Streams are acquired by entering into streaming agreements which provide, in general, that in return for making a one-time up-front payment, Maverix receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production of a specified metal for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine or the duration of the Stream agreement.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the NYSE American. Section 110 of the Company Guide permits the NYSE American to consider the laws, customs and practices of the home jurisdiction of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A foreign private issuer that follows home country practices is required to provide disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies under the Company Guide. This disclosure may be viewed on the Company’s website at www.maverixmetals.com under “Company – Corporate Governance – NYSE American Corporate Governance Disclaimer”.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2019.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAVERIX METALS INC.

	By:	/s/ Dan O’Flaherty
Name: Dan O’Flaherty
Title: Chief Executive Officer
Date: March 23, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form for the Financial Year ended December 31, 2019
99.2	Audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2019 and 2018, together with a report thereon by the independent auditor
99.3	Management’s Discussion & Analysis for the twelve months ended December 31, 2019
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Qualified Person (Doug Ward)
99.9	Consent of KPMG LLP
101	Interactive Data File