Form 40-F
period 2020-12-31
MAVERIX METALS INC.
filed 2021-03-23
CIK 1773250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

Commission File Number 001-38934

Maverix Metals Inc.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification	(I.R.S. Employer Identification Number)
	Code Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, there were 140,488,309 common shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

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

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information included or incorporated by reference in this Annual Report includes disclosure regarding the gold and other metal purchase agreements (“Streams” and each individually, a“Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine.

Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will receive Royalty payments or in respect of which Maverix will purchase precious metals , that commodity prices will not experience a material adverse change, mining operations that underlie Royalties or Streams will operate in accordance with disclosed parameters and such other assumptions as may be set out or incorporated by reference herein.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will receive Royalty payments or from which it will purchase precious metals (Streams), and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus (referred to as COVID-19); as well as those factors discussed in the section entitled “Risk Factors” contained in Maverix’s most recent Annual Information Form for the year ended December 31, 2020 (the “AIF”) attached hereto as Exhibit 99.1 and incorporated by reference herewith.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 to this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit was subject to Canadian and United States auditing and auditor independence standards. Accordingly, the Company’s financial statements may not be comparable to financial statements of United States companies.

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

SEC Industry Guide 7, the existing disclosure standard for the SEC, will be replaced by new sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended, which will be mandatory for most issuers subject to U.S. reporting standards for the annual report for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this Annual Report have been prepared in accordance with the new SEC disclosure standards.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.2732.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management Discussion and Analaysis for the year ended December 31, 2020 is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management Report on Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2020, is included herein as part of Exhibit 99.3.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The full text of the Audit Committee Charter is available on the Company’s website at www.maverixmetals.com and is attached as Appendix A to the AIF for the financial year ended December 31, 2020, which is filed as Exhibit 99.1 to this Annual Report.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two fiscal years.

	2020	2019
Audit Fees (1)	$274,562	$207,380
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$274,562	$207,380

(1)	“Audit Fees” are payable in Canadian dollars and include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.maverixmetals.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing a similar function.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Company’s known contractual obligations (in thousands):

	Less than 1 Year	1 to 3Years	3 to 5 Years	More Than 5 Years	Total
Long-Term Debt Obligations	$-	$32,000	$-	$-	$32,000
Lease Obligations	90	72	-	-	162
Total	$90	$32,072	$-	$-	$32,162

(1)	Maverix is a resource-based company that acquires Royalties and precious metals stream agreements from companies that have advanced stage development projects or operating mines. Streams are acquired by entering into streaming agreements which provide, in general, that in return for making a one-time up-front payment, Maverix receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production of a specified metal for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine or the duration of the Stream agreement.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2020.

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
Name: Dan O’Flaherty
Title: Chief Executive Officer

Date: March 23, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form for the Financial Year ended December 31, 2020
99.2	Audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2020 and 2019, together with a report thereon by the independent auditor
99.3	Management’s Discussion & Analysis for the year ended December 31, 2020
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Qualified Person (Brendan Pidcock)
99.9	Consent of KPMG LLP
101	Interactive Data File