Form 40-F
period 2021-12-31
MAVERIX METALS INC.
filed 2022-03-16
CIK 1773250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

122 E 42nd Street

New York, New York 10168

800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	MMX	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2021, there were 146,720,355 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Auditor Name: KPMG LLP     Auditor Location: Vancouver, BC, Canada     Auditor Firm ID: 85

EXPLANATORY NOTE

Maverix Metals Inc. (the “Company”, “Maverix”, “Maverix Metals” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information included or incorporated by reference in this Annual Report includes disclosure regarding the gold and other metal purchase agreements (“Streams” and each individually, a“Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Beta Hunt mine.

Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will receive Royalty payments or in respect of which Maverix will purchase precious metals, that commodity prices will not materially decline, mining operations that underlie Royalties or Streams will operate in accordance with disclosed parameters and such other assumptions as may be set out or incorporated by reference herein.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will receive Royalty payments or from which it will purchase precious metals (Streams), and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus (referred to as COVID-19); as well as those factors discussed in the section entitled “Risk Factors” contained in Maverix’s most recent Annual Information Form for the year ended December 31, 2021 (the “AIF”) attached hereto as Exhibit 99.1 and incorporated by reference herewith.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  Pursuant to subpart 1300 of Regulation S-K (“S-K 1300”), the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under S-K 1300.

Investors are also cautioned that while the SEC now recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “measured mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.2678.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2021, is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021, and 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management Discussion and Analysis for the year ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management Report on Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting for the fiscal year ended December 31, 2021, is included herein as part of Exhibit 99.3.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has a separately designated standing Audit Committee, Nominating, Governance and Sustainability Committee and Compensation Committee. The Board has determined that all of the members of the Audit Committee, Nominating, Governance and Sustainability Committee and Compensation Committee are independent based on the criteria for independence prescribed by Section 803 of the NYSE American LLC Company Guide (“Company Guide”) and Section 805(c) of the Company Guide, as applicable.

Nominating, Governance and Sustainability Committee

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

The Company’s Nominating, Governance and Sustainability Committee is comprised of J.C. Stefan Spicer (Chair), Geoff Burns and Dr. Christopher Barnes, all of whom are independent based on the criteria for independence prescribed by Section 803A of the Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Geoff Burns (Chair), Dr. Christopher Barnes, David Scott and Tara Hassan, all of whom are independent based on the criteria for independence prescribed by Section 803A and Section 805 of the Company Guide.

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

The full text of the Audit Committee Charter is available on the Company’s website at www.maverixmetals.com and is attached as Appendix A to the AIF for the financial year ended December 31, 2021, which is filed as Exhibit 99.1 to this Annual Report.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. No non-audit services were performed by the Company’s auditor for the fiscal year ended December 31, 2021

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two fiscal years.

	2021	2020
Audit Fees (1)	$218,249	$274,562
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$218,249	$274,562
(1)	“Audit Fees” are payable in Canadian dollars and include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

CODE OF ETHICS

The Company has adopted a Code of Ethical Conduct that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.maverixmetals.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing a similar function.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2021, information with respect to the Company’s known contractual obligations (in thousands):

	Less than		3 to 5	More Than
	1 Year	1 to 3Years	Years	5 Years	Total
Long-Term Debt Obligations	$—	$12,500	$—	$—	$12,500
Lease Obligations	73	—	—	—	73
Total	$73	$12,500	$—	$—	$12,073
(1)	Maverix is a resource-based company that acquires Royalties and precious metals stream agreements from companies that have advanced stage development projects or operating mines. Streams are acquired by entering into streaming agreements which provide, in general, that in return for making a one-time up-front payment, Maverix receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production of a specified metal for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine or the duration of the Stream agreement.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2021.

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
Name: Dan O’Flaherty
Title: Chief Executive Officer

Date: March 16, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form for the Financial Year ended December 31, 2021
99.2	Audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2021, and 2020, together with a report thereon by the independent auditor
99.3	Management’s Discussion & Analysis for the year ended December 31, 2021
99.4	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Qualified Person (Brendan Pidcock)
99.9	Consent of KPMG LLP
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)